SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.__)

SOLBRIGHT GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

83418B107
(CUSIP Number)

May 1, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83418B107	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON(S) AIP Global Macro Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,696,961
	6	SHARED VOTING POWER 5,721,377
	7	SOLE DISPOSITIVE POWER 2,696,961
	8	SHARED DISPOSITIVE POWER 5,721,377
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,696,961
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.07% (1)
12	TYPE OF REPORTING PERSON PN

(1)	Based upon 21,673,403 shares of common stock outstanding as of October 24, 2017.

CUSIP No. 83418B107	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON(S) AIP Canadian Enhanced Income Class
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,223,394
	6	SHARED VOTING POWER 5,721,377
	7	SOLE DISPOSITIVE POWER 2,223,394
	8	SHARED DISPOSITIVE POWER 5,721,377
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,223,394
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3% (1)
12	TYPE OF REPORTING PERSON IV

(1)	Based upon 21,673,403 shares of common stock outstanding as of October 24, 2017.

CUSIP No. 83418B107	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON(S) AIP Global Macro Class
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 801,022
	6	SHARED VOTING POWER 5,721,377
	7	SOLE DISPOSITIVE POWER 801,022
	8	SHARED DISPOSITIVE POWER 5,721,377
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 801,022
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7% (1)
12	TYPE OF REPORTING PERSON IV

(1)	Based upon 21,673,403 shares of common stock outstanding as of October 24, 2017.

CUSIP No. 83418B107	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON(S) AIP Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,721,377
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,721,377
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,721,377
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.88% (1)
12	TYPE OF REPORTING PERSON IV

(1)	Based upon 21,673,403 shares of common stock outstanding as of October 24, 2017.

CUSIP No. 83418B107	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON(S) Jayahari Balasubramaniam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,721,377
	6	SHARED VOTING POWER 5,721,377
	7	SOLE DISPOSITIVE POWER 5,721,377
	8	SHARED DISPOSITIVE POWER 5,721,377
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,721,377
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.88% (1)
12	TYPE OF REPORTING PERSON IN

(1)	Based upon 21,673,403 shares of common stock outstanding as of October 24, 2017.

CUSIP No. 83418B107	13G	Page 7 of 12 Pages

Item 1.

(a)	Name of Issuer

Solbright Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices

One Gateway Center, 26th floor, Newark, New Jersey 07102

Item 2.

(a)	Name of Person Filing

This statement is jointly filed by and on behalf of each of AIP Global Macro Fund LP, AIP Canadian Enhanced Income Class, AIP Global Macro Class, AIP Asset Management and Jayahari Balasubramaniam. AIP Asset Management acts as an investment adviser (portfolio manager) to, and manages investment and trading accounts of, other persons, including AIP Global Macro Fund LP, AIP Canadian Enhanced Income Class and AIP Global Macro Class. Mr. Balasubramaniam is the senior portfolio manager and the sole person who makes investment decisions on behalf of AIP Asset Management and may be deemed to control AIP Asset Management and beneficially own securities owned or managed by AIP Asset Management.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for purposes of Section 13(d) or 13(g) of the Act or any other purposes, the beneficial owner of any securities covered by this statement.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each reporting person is TD Tower North, 77 King Street W., Suite 4140, Toronto, ON M5K1E7 Canada.

(c)	Citizenship

See Item 4 of the cover page(s) hereto.

CUSIP No. 83418B107	13G	Page 8 of 12 Pages

(d)	Title of Class of Securities

Common Stock, par value $0.001

(e)	CUSIP Number

83418B107

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-l(b)(1)(ii)(3)

(j)	☐	A group, in accordance with §240.13d-1(b)(l)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Item 9 on the cover page(s) hereto.

(b)	Percent of class:

See Item 11 on the cover page(s) hereto.

CUSIP No. 83418B107	13G	Page 9 of 12 Pages

(c)	Number of shares as to which such person has

(i)	Sole power to vote or to direct the vote:

See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote:

See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

CUSIP No. 83418B107	13G	Page 10 of 12 Pages

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 83418B107	13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2017	AIP Global Marco Fund L.P.

/s/ Jayahari Balasubramaniam
Jayahari Balasubramaniam

AIP Asset Management

/s/ Jayahari Balasubramaniam
Jayahari Balasubramaniam

AIP Global Macro Class

/s/ Jayahari Balasubramaniam
Jayahari Balasubramaniam

AIP Canadian Enhanced Income Class

/s/ Jayahari Balasubramaniam
Jayahari Balasubramaniam

Jay Bala

/s/ Jayahari Balasubramaniam
Jayahari Balasubramaniam

CUSIP No. 83418B107	13G	Page 12 of 12 Pages

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement